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                                                                Exhibit 23.1


                             CONSENT OF KPMG LLP

The Board of Directors of Orbitz, Inc. and
The Manager of Orbitz, LLC:

We consent to the use of our report dated February 17, 2003, except as to paragraph five of note 7, which is as of May 19, 2003, and note 15, which is as of November 25, 2003, with respect to the combined balance sheets of Orbitz, Inc. and Orbitz, LLC as of December 31, 2001 and 2002, and the related combined statements of operations, equity and cash flows for the period from February 24, 2000 (date of inception) through December 31, 2000 and for the years ended December 31, 2001 and 2002, included herein and to the reference to our firm under the heading "Experts" in the prospectus.


                                                                /s/ KPMG LLP


Chicago, Illinois
December 15, 2003